FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 8, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO CONTINUES TO INTERESECT WIDE ZONES OF GOLD
MINERALISATION AT TWANGIZA AND UPDATES PROGRESS ON
PRELIMINARY ASSESSMENT STUDY

Drilling results include 124.28 metres grading 2.31 g/t Au, 39.76 metres grading 2.20 g/t
Au, 38.94 metres grading 1.98 g/t Au and 7.27 metres grading 15.84 g/t Au

Toronto, Canada – May 8, 2007 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce further results from the Company’s ongoing core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 21 core holes drilled at Twangiza.

Highlights include:

•	Hole TDD079 intersected 124.28 metres grading 2.31 g/t Au from 34.32 metres and 15.89 metres grading 2.34 g/t Au from 4.13 metres
•	Hole TDD074 intersected 39.76 metres grading 2.20 g/t Au from 59.00 metres
•	Hole TDD085 intersected 38.94 metres grading 1.98 g/t Au from 0.00 metres
•	Hole TDD089 intersected 7.27 metres grading 15.84 g/t Au from 88.73 metres

A locality plan of the reported drill holes is found accompanying this press release on the Company’s web site at http://www.banro.com/i/pdf/2007-05-8_NRM.pdf.

Results from the core holes are tabulated in the following table:

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)	(°)	(°)	FROM (m)	TO (m)	WIDTH (m)	(g/t)

TDD072	693419.1	9682474	70	-50	0.00	7.50	7.50	3.26
					14.00	16.18	2.18	1.92
					30.68	32.68	2.00	4.66
					40.79	48.72	7.93	1.90
TDD073	693738.27	9682709	250	-50	No significant mineralization
TDD074	693570.21	9682702	70	-57	0.00	13.57	13.57	1.29
					35.80	50.82	15.02	1.06
					59.00	98.76	39.76	2.20
TDD075	693418.32	9682643	70	-51	13.04	14.80	1.76	1.66
					92.20	98.43	6.23	1.30
					178.90	183.83	4.93	1.10
					189.00	208.35	19.35	2.52

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)	(°)	(°)	FROM (m)	TO (m)	WIDTH (m)	(g/t)

TDD076	693741.58	9682630	250	-50	174.00	180.74	6.74	1.52
					200.00	206.00	6.00	1.49
TDD077	693819.81	9682653	250	-50	No significant mineralization
TDD078	693381.1	9682553	70	-50	30.28	31.70	1.42	1.28
					78.00	80.00	2.00	2.05
					92.00	105.23	13.23	1.73
					111.87	136.00	24.13	1.81
TDD079	693469.09	9682403	70	-50	4.13	20.02	15.89	2.34
					34.32	158.60	124.28	2.31
					166.60	169.60	3.00	1.10
					172.60	175.10	2.50	1.48
TDD080	693824.13	9682579	250	-50	6.92	8.46	1.54	1.11
					149.62	151.00	1.38	1.51
TDD081	693930.42	9682693	250	-50	9.20	11.73	2.53	1.49
					70.45	76.87	6.42	1.71
TDD082	693412.68	9682724	70	-51	0.00	6.49	6.49	2.55
					34.13	35.92	1.79	6.06
					44.82	57.92	13.10	2.24
					59.96	62.96	3.00	0.76
					87.15	94.10	6.95	1.51
					96.26	101.10	4.84	1.02
TDD083	692911.37	9684199	70	-50	73.40	79.00	5.60	1.74
					85.82	89.84	4.02	1.27
					105.27	106.90	1.63	4.22
TDD084	692828.31	9684480	70	-60	35.95	36.95	1.00	10.60
					39.90	40.90	1.00	3.72
					135.50	144.00	8.50	2.24
					156.00	157.00	1.00	6.73
TDD085	693399.29	9682422	70	-50	0.00	38.94	38.94	1.98
					52.00	54.00	2.00	0.91
					128.22	130.95	2.73	1.04
					137.80	170.30	32.50	1.51
					202.00	204.00	2.00	1.08
					206.00	207.00	1.00	3.07
					208.91	210.91	2.00	1.40
					217.91	219.91	2.00	1.36
					292.92	293.92	1.00	2.02
					335.17	338.17	3.00	0.93
					345.10	353.00	7.90	1.00
					367.48	373.38	5.90	2.17
TDD086	693158.71	9683427	70	-49	55.64	58.64	3.00	1.48
					62.60	64.60	2.00	4.12
					131.54	135.40	3.86	1.56
					140.40	149.00	8.60	0.90
TDD087	692987.43	9683882	70	-50	Results Pending
TDD088	692787.48	9684658	70	-49	104.00	107.67	3.67	1.49
					116.00	117.00	1.00	2.03

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)	(°)	(°)	FROM (m)	TO (m)	WIDTH (m)	(g/t)

TDD089	692772.24	9684776	70	-53	88.73	96.00	7.27	15.84

Including:					88.73	92.73	4.00	26.49
					99.55	101.55	2.00	2.80
					107.24	109.24	2.00	2.76
TDD090	693964.09	9682541			52.06	57.46	5.40	1.00
TDD091	693170.8	9683271	70	-48	38.78	41.06	2.28	0.82
					69.20	73.16	3.96	1.87
TDD092	693105.93	9683605			No Significant Mineralization
TDD093	693968.33	9682631	250	-50	64.00	66.00	2.00	7.93

Holes are uncut.

Commenting on these drilling results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “These drilling results are encouraging and will be incorporated into the revised resource update for the NI 43-101 Preliminary Assessment study which is expected to be completed within the next two months. This study is being undertaken by a number of independent engineering consulting companies, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd, Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET will also undertake the economic valuation and report compilation. Included in these studies is a considerable amount of work to assess and optimise the processing flow sheets for the Twangiza ores.”

Core holes were inclined at between minus 48 and 60 degrees and averaged 246.79 metres in depth with a maximum down hole depth of 466.90 metres. Core recovery for these holes averaged 95.91% within the mineralized zones. It is estimated that the true widths of the mineralized zones vary between 85 and 95% of the intersected widths in the holes. Core holes TDD083, TDD084, TDD086, TDD088, TDD089 and TDD092 were drilled along the Kashegeshie-Lugungurhi mineralized trend with the remainder of the holes being drilled within the Main Deposit. Drill hole spacing in the Main Deposit and along the Kashegeshe-Lukungurhi mineralized trend was at 40 and 160 metre sections respectively.

The mineralized sections of the Main Twangiza deposit and the Kashegeshe-Lukungurhi trend are hosted within a series of mineralized feldspar porphyry sills and low grade, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report of Michael B. Skead (who is the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101) dated March 6, 2007 and entitled “Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com. Exploration at Twangiza is being conducted under the supervision of Mr. Skead (Aus.I.M.M).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.